UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant’s name into English)

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On September 8, 2020, Powerbridge Technologies Co., Ltd. (“Powerbridge” or the “Company”) issued a press release announcing that it plans to launch an out-of-home digital display advertising and media business. The Company plans to build a network of digital display such as LCD screens and operate an advertisement platform in Guangdong province, China initially, and then expand to the Greater Bay of China, China.

The Company believes there is a substantial market opportunity to operate an out-of-home digital display advertising and media technology platform in the Greater Bay Area of China, specifically in its home province of Guangdong province. The Company will focus on display advertising in various high traffic advertising locations such as office buildings, commercial parking garages, and elevators in residential and office buildings.

Powerbridge plans to acquire the advertising spaces through its own channels, as well as strategic investment. The Company expects to obtain a substantial number of building advertising orders in Shenzhen, by developing various types of software and purchasing hardware equipment to expand this business. Through the expansion alongside the existing business, it is expected to generate incremental revenue and accelerate the growth of overall revenue and achieve stronger financial performance in the mid-long term.

Stewart Lor, President and Chief Financial Officer of Powerbridge, commented, “We are excited about the expansion into the advertising and media space. We believe our advertising and media technology platform will not only create a better experience for the users but also generate significant returns for the investors.”

A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

Exhibit	Description
99.1	Press release dated September 8, 2020.

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SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 8, 2020

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Financial Officer

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